NEWS

FOR IMMEDIATE RELEASE

Scitex Corporation Signs Terms of Agreement to Merge Scitex Vision and Aprion Digital

Tel Aviv, Israel – November 5, 2002. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), a world leader in industrial inkjet digital printing solutions, today announced that Ken Levy, Chairman of Aprion Digital Ltd. and Yeoshua Agassi, President and CEO of Scitex Corporation Ltd and Chairman of Scitex Vision Ltd., have reached a Summary of Terms agreement to merge Scitex Vision Ltd. and Aprion Digital Ltd.

Scitex Vision, a wholly-owned subsidiary of Scitex Corporation with headquarters in Herzlia, Israel, is a leading developer, manufacturer and service provider of wide and super-wide format digital printing systems and consumables. Aprion, a company based in Netanya, Israel, in which Scitex holds 43%, is a developer, manufacturer and service provider of Drop-On-Demand inkjet technologies and systems for a variety of industrial, end user, digital printing applications. Aprion’s first commercial applications are in the corrugated packaging and wide format printing markets.

The merger will be on an approximate one to one basis. The capital structure of the merged entity will be strengthened, including by infusion of additional funds by Scitex. The merger is subject to the conclusion of due diligence, regulatory approvals and definitive agreements. It is the intent of the parties to complete the transaction by year-end.

Dr. Michael (Miki) Nagler, President and CEO of Aprion commented on the merger: “Joining forces with Scitex Vision will substantially expedite the rate of penetration of our products to the market. Together, we will create a leading, fast growing powerhouse of industrial inkjet solutions. Our merged company, which will operate under a new name, will continue the current product lines and market initiatives of both companies.”

Dov Ofer, President and CEO of Scitex Vision added: “The merger matches the customer facing strength of Scitex Vision and the stability of its ongoing business, with the new business opportunities generated by Aprion's unique products and technology assets. The merger will ensure our continued ability to bring breakthrough solutions to our customers and accelerate the rate of digital technology adoption in more and more market segments. The new company will be based on the complementary skills and dedication of our employees and partners.”

Dov Ofer will head the merged company as its President and CEO. Ken Levy and Dr. Miki Nagler will serve on the Board of Directors of the merged company as Chairman and Vice-Chairman, respectively.

About Scitex Corporation Ltd.

Scitex Corporation Ltd., is a world leader in digital industrial inkjet printing solutions. Through its wholly owned subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol SCIX. For more information, please visit our Web site at www.scitex.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, and (7) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo, are registered trademarks and service marks of Scitex Corporation Ltd.
Contacts

Scitex Corporation Ltd.

Yahel Shachar	Dalit Yehuda
Chief Financial Officer	Corporate Assistant
Tel: +972 3 607 5755	Tel: +972 3 607 5755
Fax: +972 3 607 5756	Fax: +972 3 607 5756
E-mail: yahel.shachar@scitex.com	E-mail: Dalit.Yehuda@ scitex.com